United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 15
     Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.
Commission File Number    000-50798

Color Kinetics Incorporated

(Exact name of registrant as specified in its charter)
10 Milk Street, Suite 1100
Boston, Massachusetts 02108
(617) 423-9999

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
(1) Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)
None

(Title of all other classes of securities for which a duty to file reports under Section 13(a)
or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☑
     Rule 12g-4(a)(1)(i) was amended in April 2007, but the Form 15 was not changed. The proper termination of registration section under which the registrant is terminating registration is Rule 12g-4(a)(1).
     Approximate number of holders of record as of the certification or notice date: One

     Pursuant to the requirements of the Securities Exchange Act of 1934, Color Kinetics Incorporated has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: August 31, 2007	Color Kinetics Incorporated
/s/ William J. Sims
By: William J. Sims
President & Chief Executive Officer